Exhibit 99.2

General Announcement

Employee Stock Option Exchange Program — Update September 18, 2009

In Steve Luczo’s August 24, 2009 Special Report, it was communicated that Seagate’s Board of Directors approved a proposal for a possible “stock option exchange program”.  This Program would allow employees to voluntarily exchange their eligible “underwater” stock options for a lesser number of options priced as of the date of the grant.

The Stock Option Exchange Program proposal, that requires shareholder approval, has now been updated in the 2009 definitive proxy statement filed by Seagate with the Securities and Exchange Commission (“SEC”) on September 18, 2009.  The stock option eligibility and exchange ratios described in the definitive proxy statement were updated from the preliminary proxy statement as a result of the increase in Seagate’s stock price. However, the final terms of the Stock Option Exchange Program will not be known unless and until the Stock Option Exchange Program is launched.

Should this proposal be approved by the shareholders on October 28, 2009, we will communicate more about the details of the Stock Option Exchange Program as soon as possible. In the meantime, you can learn more about this proposal by reading the definitive proxy statement filed with the SEC and through the set of Frequently Asked Questions (“FAQs”).

Please be aware that even if the shareholders approve the Employee Stock Option Exchange Program:

•                  Should the stock price increase to a level where an option exchange program may not have the desired impact for shareholders or employees, we may choose to not implement the Program.

•                  The estimated exchange ratios and eligibility disclosed in the definitive proxy statement may change if Seagate’s stock price changes.

•                  The Board of Directors will decide whether to implement the Program.

You do not need to do anything at the moment, although I encourage you to read the definitive proxy statement and the FAQs if you have any questions.  If the Option Exchange Program is launched, participation in the Program is voluntary.  Seagate, its Management and Human Resources cannot give advice on whether you should or should not participate in the Option Exchange Program.  We will direct you to published materials where you can learn more about the Stock Option Exchange Program if and when it is implemented.

Thank you.

Joy Nyberg

Vice President, Human Resources

September 18, 2009

More information on Seagate:

» Definitive Proxy Statement

» FAQs

Important Legal Information

This communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.  The Stock Option Exchange Program will only be commenced, if at all, if the Company’s shareholders approve the Stock Option Exchange Program.

The Stock Option Exchange Program described in this communication has not yet commenced. Seagate will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) if and when the Stock Option Exchange Program commences. Even if shareholder approval is obtained, the Company may decide not to implement the Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

Seagate shareholders and option holders will be able to obtain the written materials described above and the other documents filed by Seagate with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Seagate with the SEC by directing a written request to: Seagate Technology, 920 Disc Drive, Scotts Valley, California, 95066, Attention: Investor Relations.